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Filed Pursuant to Rule 424(b)(5) Reg. No. 333-86546

Prospectus Supplement To Prospectus Dated May 6, 2002

$750,000,000

4.375% Senior Notes due January 15, 2008

        We will pay interest on the notes semiannually on each January 15 and July 15. The first interest payment will be made on July 15, 2003.

        The notes are not redeemable prior to their maturity. There is no sinking fund for the notes.

	Per Note	Total
Initial public offering price	99.519%	$746,392,500
Underwriting discount	.35%	$2,625,000
Proceeds to us, before expenses	99.169%	$743,767,500

        The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from November 26, 2002 and must be paid by the purchaser if the notes are delivered after November 26, 2002.

        These notes are expected to be delivered in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on November 26, 2002.

        These securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

JPMorgan          Lehman Brothers          Morgan Stanley

ABN AMRO Incorporated
Bear Stearns & Co. Inc.
BNY Capital Markets, Inc.
Wachovia Securities
Keefe, Bruyette & Woods, Inc.	The Williams Capital Group, L.P.

November 21, 2002

        You should rely only on the information that this prospectus supplement and accompanying prospectus contains or incorporates by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of their delivery or any sale of the notes.

ABOUT THIS PROSPECTUS SUPPLEMENT

        We provide information to you about the notes (referred to in the accompanying prospectus as "senior debt securities") in two documents that progressively provide more detail—this prospectus supplement and the accompanying prospectus. Since the terms of these notes may differ from the general terms of the senior debt securities described in the prospectus, you should rely on the information in this prospectus supplement over contradictory information in the prospectus. You should read the prospectus and this prospectus supplement together for a complete description of the notes.

WASHINGTON MUTUAL, INC.

        With a history dating back to 1889, Washington Mutual, Inc. is a financial services company committed to serving consumers and small to mid-sized businesses. At September 30, 2002, we had stockholders' equity of $20.16 billion. Based on consolidated assets of $262.60 billion at September 30, 2002, Washington Mutual was the largest savings institution and the seventh largest banking company in the United States.

        Washington Mutual operates principally in California, Washington, Oregon, Florida, Texas and New York, and has operations in 37 other states. Washington Mutual's business is divided into three operating segments:

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  Banking and Financial Services.    The banking and financial services group offers a comprehensive line of consumer and business financial products and services to individuals and small and middle-market businesses. In addition to traditional banking products, the banking and financial services group offers investment management, securities brokerage services and distributes annuity products. The group's services are provided to approximately seven million consumer and business households and are offered through over 1,460 financial centers (both free-standing and in-store), 57 business banking centers, over 2,360 automated teller machines, the internet and 24-hour telephone banking centers. By the end of September 2002, the group had opened 96 Occasio™ financial centers, which feature a new retail approach to banking, in Las Vegas, Phoenix and Atlanta. Occasio™ is a trademark of Washington Mutual, Inc.

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  Home Loans and Insurance Services.    The home loans and insurance services group originates, purchases and services our single-family residential loans. Loans are originated and held in the loan portfolio or sold into the secondary market. At September 30, 2002, the group serviced a $734.48 billion single-family residential loan portfolio (including loans owned by Washington Mutual) consisting of approximately 6 million loans. The group also provides insurance services that support the mortgage lending process by offering homeowners, flood, earthquake and other property and casualty insurance products to mortgage borrowers. The group's products are offered to customers through multiple distribution channels, including retail home loan centers, financial centers, correspondent channels, wholesale home loan centers, and consumer direct through call centers and the internet.

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  Specialty Finance.    The specialty finance group provides real estate secured financing primarily for multi-family properties. The group's multi-family lending base includes products for permanent financing, construction lending and rehab financing. In 2001, Washington Mutual was the largest originator of multi-family loans in the United States. Additionally, the group provides commercial real estate lending and residential builder construction financing as a part of its secured financing activities. The group also offers mortgage banker financing and conducts a consumer finance business through Washington Mutual Finance Corporation, which currently operates 443 branches in 25 states, primarily in the southeastern United States, Texas and California.

USE OF PROCEEDS

        We anticipate that the net proceeds from the sale of the notes, before expenses, will be $743.8 million. We will apply the proceeds from the sale of the notes for general corporate purposes, including providing funding to our subsidiaries, and repurchasing shares of our common stock. Until we use the proceeds from the sale of the notes for these purposes, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

CERTAIN TERMS OF THE NOTES

General

        The notes will mature at par on January 15, 2008. We will issue the notes under the senior indenture dated as of August 10, 1999, between Washington Mutual, Inc. and Bank of New York, as trustee, as supplemented by a first supplemental indenture dated as of August 1, 2002 and a second supplemental indenture dated as of November 20, 2002. References to the indenture in this prospectus supplement will mean the senior indenture as so supplemented. An officers' certificate sets forth the terms of the notes in accordance with the indenture. The notes are a part of a single series of our unsecured senior debt and will rank equally with all of our other unsecured and unsubordinated debt. See "Description of Debt Securities" in the prospectus for a description of the general terms and provisions of our senior debt securities, including the notes, under the indenture.

        We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes, except for the initial public offering price and the issue date. Any of these additional notes will, together with the notes, constitute a single series of notes under the indenture. No additional notes may be issued if an Event of Default has occurred with respect to the notes. The indenture does not limit the amount of senior indebtedness or other obligations that we may issue.

        The notes will bear interest from November 26, 2002, or from the most recent date to which we have paid or provided for interest, at the annual rate of 4.375%. We will pay interest semiannually on each January 15 and July 15, beginning on July 15, 2003, to the person in whose name the notes are registered at the close of business on the January 1 or July 1 prior to the payment date.

        We will compute interest on the notes on the basis of a 360-day year of twelve 30-day months. If an interest payment date or the maturity date falls on a day that is not a business day, the payment will be made on the next business day as if it were made on the date the payment was due, and no interest will accrue on the amount so payable for the period from and after that interest payment date or the maturity date, as the case may be, to the date the payment is made.

        We will issue the notes only in registered form, in denominations of $1,000 and integral multiples of $1,000. We will pay principal and interest at the corporate trust office of the trustee at New York City, New York or at such other office or agency that we will maintain for such purpose in New York City. At our option, we may pay interest by check mailed to the person entitled to payment at that person's address appearing on the register of the notes.

        The notes will not be redeemable by us or repayable at the option of the holders prior to maturity. The notes will not be subject to any sinking fund.

Events of Default

        With respect to the notes, an "Event of Default" means any of the following:

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  failure to pay interest on any of the notes for 30 days after the payment is due;

  •
  failure to pay the principal of or any premium on any of the notes when due;

  •
  failure to perform any other covenant in the indenture that applies to the notes for 90 days after we have received written notice of the failure to perform in the manner specified in the indenture;

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  an event of default under any mortgage, indenture (including the indenture) or other instrument under which any debt of Washington Mutual, Inc. or any Principal Subsidiary Bank (defined below) shall be outstanding which default shall have resulted in the acceleration of such debt in excess of $75,000,000 in aggregate principal amount and such acceleration shall not have been rescinded or such debt discharged within a period of 30 days after notice; or

  •
  certain events of bankruptcy, insolvency or reorganization.

"Principal Subsidiary Bank" is defined in the indenture as each of Washington Mutual Bank, FA and any other subsidiary bank the consolidated assets of which constitute 20% or more of the consolidated assets of Washington Mutual, Inc. and its subsidiaries. As of the date hereof, Washington Mutual Bank, FA is our only Principal Subsidiary Bank.

        If an Event of Default shall have happened and be continuing, either the trustee thereunder or the holders of not less than 25% in principal amount of the outstanding notes may declare the principal of all of the outstanding notes to be immediately due and payable.

        The indenture provides that the holders of not less than a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee thereunder, or exercising any trust or power conferred on such trustee, with respect to the notes, provided that:

  •
  such direction shall not be in conflict with any rule of law or with the indenture,

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  the trustee may take any other action deemed proper that is not inconsistent with such direction and

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  the trustee shall not determine that the action so directed would be unjustly prejudicial to the holders of the notes not taking part in such direction.

        The indenture provides that the holders of not less than a majority in principal amount of the outstanding notes may on behalf of the holders of all of the outstanding notes waive any past default under such indenture with respect to the notes and their consequences, except a default (1) in the payment of the principal of (or premium, if any) or interest, if any, on any of the notes or (2) in respect of a covenant or provision of such indenture which, under the terms of such indenture, cannot be modified or amended without the consent of the holders of all of the notes.

        The indenture contains provisions entitling the trustee, subject to the duty of the trustee during an Event of Default in respect of the notes to act with the required standard of care, to be indemnified by the holders of the notes before proceeding to exercise any right or power under such indenture at the request of the holders of the notes.

        The indenture provides that the trustee will, within 90 days after the occurrence of a default in respect of the notes, give to the holders of the notes notice of all defaults known to it; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or any interest on any of the notes, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the notes; and provided, further, that such notice shall not be given until at least 30 days after the occurrence of a default regarding the performance of any covenant or agreement of ours under such indenture other than for the payment of the principal of (or premium, if any) or any interest on any of the notes. The term default for the purpose of this provision only means any event that is, or after notice or lapse of time, or both, would become, an Event of Default with respect to the notes.

        We will be required to furnish annually to each trustee a certificate as to compliance with all conditions and covenants under the indenture.

Book-entry, Delivery and Form

        The notes will be represented by a global note that will be deposited with, or on behalf of, DTC, as depository, and registered in the name of Cede & Co., the nominee of DTC.

        DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others, such as banks, securities brokers and dealers and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its indirect participants are on file with the Securities and Exchange Commission.

        Purchases of interests in the notes under DTC's system must be made by or through direct participants, which will receive a credit for such interests on DTC's records. The ownership interest of each actual purchaser of interests in the notes, known as a beneficial owner, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive a written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except as described below.

        To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the interests in the notes. DTC's records reflect only the identity of the direct participants to whose accounts interests in the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts interests in the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

        Principal and interest payments on the notes will be made to Cede & Co. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from the trustee or the issuer on the payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, the trustee, us or our paying agent, subject to any statutory or regulatory requirements as may be in effect from time to time, payment of principal and interest to Cede & Co. is the responsibility of the issuer or the trustee, or the paying agent on its behalf. Disbursement of payments to direct participants shall be the responsibility of DTC, and disbursement of payments to the beneficial owners shall be the responsibility of direct and indirect participants.

        DTC may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us or our paying agent. Under such circumstances, in the event that a successor depository is not appointed as described below, certificated notes will be delivered.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

        The global note will be exchangeable for notes in certificated registered form of like tenor and of an equal aggregate principal amount only if:

          (a)  DTC notifies us that it is unwilling or unable to continue as depository for the global note or at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, if so required by law, and we have not appointed a successor depository within 90 days;

          (b)  we determine, in our sole discretion, that the global note will be exchangeable for notes, in certificated registered form; or

          (c)  an Event of Default occurs with respect to the notes.

        Any global note that is exchangeable pursuant to the preceding sentence will be exchangeable for notes registered in the name or names of such person or persons as DTC shall instruct the trustee. It is expected that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global note.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated November 21, 2002, we have agreed to sell to the underwriters named below, for whom J.P. Morgan Securities Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated are acting as representatives (the "Representatives"), the following respective principal amounts of the notes:

Underwriter	Principal Amount
J.P. Morgan Securities Inc.	$200,000,000
Lehman Brothers Inc.	200,000,000
Morgan Stanley & Co. Incorporated	200,000,000
ABN AMRO Incorporated	30,000,000
Bear, Stearns & Co., Inc.	30,000,000
BNY Capital Markets, Inc.	30,000,000
Wachovia Securities, Inc.	30,000,000
Keefe, Bruyette & Woods, Inc.	20,000,000
The Williams Capital Group, L.P.	10,000,000

Total	$750,000,000

        The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement, and to selling group members at that price less a selling concession of .200% of the principal amount per note. The underwriters and selling group members may allow a discount of .125% of the principal amount per note on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The notes are a new issue of securities with no established trading market. One or more of the underwriters has advised us that it intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

        In connection with the offering, the Representatives may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Representatives of a greater number of notes than they are required to purchase in the offering. Stabilizing transaction consists of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        These activities by the Representatives may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Representatives at any time. These transactions may be effected in the over-the-counter market or otherwise.

        We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $600,000.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        In the ordinary course of business, certain of the underwriters and their affiliates have provided and may in the future provide investment banking, commercial banking and/or other financial services to us and our subsidiaries for which they have received, and may in the future receive, customary fees and commissions. The Bank of New York, an affiliate of BNY Capital Markets, Inc., is the trustee under the indenture that governs the notes.

LEGAL OPINIONS

        Heller Ehrman White & McAuliffe LLP, Seattle, Washington, will pass upon the validity of the notes for us. Cleary, Gottlieb, Steen & Hamilton, New York, New York, will pass upon the validity of the notes for the underwriters. As of November 1, 2002, Heller Ehrman White & McAuliffe LLP and individual attorneys at the firm who participated in this transaction owned an aggregate of 12,643 shares of our common stock.

$750,000,000

4.375% Notes due January 15, 2008

Prospectus Supplement

November 21, 2002

(Including prospectus dated May 6, 2002)

Joint Book-Running Managers

JPMorgan          Lehman Brothers          Morgan Stanley

ABN AMRO Incorporated
Bear Stearns & Co. Inc.
BNY Capital Markets, Inc.
Wachovia Securities
Keefe, Bruyette & Woods, Inc.	The Williams Capital Group, L.P.